Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

*The listing is subject to shareholder approval of each proposal, market conditions and final board approval. New FS Specialty Lending Fund has filed a joint proxy statement/prospectus and other proxy materials with the Securities and Exchange Commission (SEC) in connection with the matters described herein. Investors are urged to read the proxy materials and any other relevant documents because they contain important information about the proposals. Free copies of the proxy statement/prospectus and other proxy materials are available on the SEC’s website at www.sec.gov or at www.fsproxy.com. URGENT REQUEST RE: THE SPECIAL MEETING OF SHAREHOLDERS YOUR VOTE IS MISSING! Dear Shareholder, We have adjourned the special meeting of shareholders of FS Specialty Lending Fund to help ensure we receive the necessary shareholder approvals to list FSSL on the NYSE.* Shareholder approval for all three proposals is a prerequisite for the proposed listing. The Board believes each of the proposals is in the best interests of the Fund and its shareholders and unanimously recommends a vote “FOR” each proposal. Please note that proxy solicitation costs are borne by FS Specialty Lending Fund shareholders. Voting now will help us manage costs and will avoid the need for our proxy solicitor, Broadridge, to initiate further calls or mailings to you. Michael Forman Founder & CEO Future Standard Future Standard © 2025 Future Standard www.futurestandard.com 201 Rouse Boulevard, Philadelphia, PA 19112 877 628 8575 PHONE With a proxy card: Call 800-690-6903 to vote using an automated system. Without a proxy card: Call 844-202-3147 Mon–Fri, 9:00 AM–10:00 PM ET Sat–Sun, 10:00 AM–6:00 PM ET to speak with a proxy specialist. For brokerage accounts: Download ProxyVote app and register for an account using the email address associated with your brokerage account. COMPUTER Visit www.proxyvote.com Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form. MAIL Mark, sign and date your ballot and return it in the postage-paid envelope provided. VOTING IS QUICK! Questions? Call 1-844-202-3147